LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey 08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

February 26, 2018

VIA EDGAR

David Manion, Senior Staff Accountant

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office

100 F Street N.E.
Washington DC 20549

Re:

Archer Investment Series Trust (“Registrant”)

File Nos. 333-163981 / 811-22356

Dear Mr. Manion:

Kindly accept this letter in response to our telephone conversation on January 25, 2018, wherein you provided comments to the above referenced registrant’s 2017 Annual Report, form N-CSR filed on November 7, 2017.

You asked that regarding all future filings by this registrant that the following items be amended.

1)

As to the Archer Balanced Fund and Archer Income Fund, Regulation S-X requires disclosure related to restricted securities to include acquisition date and the cost of the security. The Registrant’s disclosure was incomplete in the above referenced filing. Accordingly, the Registrant will include the required disclosure, including, but not limited to, the acquisition date and cost basis of the security, in all future filings as prescribed under Registration S-X.

2)

As to the Registrant’s N-Q filings, the Regulations S-X disclosure requirements as mentioned in #1 above, shall also be included in all future N-Q filings, as prescribed under Registration S-X.

3)

As to any Archer Fund holding variable rate securities, the Registrant will indicate a description of the rate and spread for that variable rate securities as required by Regulation S-X Section 12.

4)

As to the Archer Stock Fund, in the Fund’s Annual Report for the fiscal year ended 2017, the portfolio concentration in the technology sector reflects 25.14%, which resulted from market fluctuation. Nevertheless, the Registrant will consider including additional risk disclosure in its prospectus regarding sector or sector-specific concentrations.

Mr. David Manion

February 26, 2018

5)

As to the Archer Balanced Fund and Archer Income Fund, the principal investment strategies of the Funds state that the Funds will invest 10% of its net assets in covered-call options. Since during the last three (3) fiscal years of each Fund, there have been no investments in covered call options, the investment strategies of each Fund’s registration statement will be revised accordingly.

6)

As to the Archer Balanced Fund, the Structured Notes Section of the Schedule of Investments in its Annual Report for the fiscal year ended 2017 should provide greater detail as to the underlying investments of the structured note. The Registrant will provide greater detail of the underlying investments of each structured note held in the Fund’s portfolio.

7)

As to the Certification accompanying the Registrant’s form N-CSR for the fiscal year ended 2017, pursuant to 18 U.S.C. §1350, the Registrant should identify Troy C. Patton in the capacity in which he signs as its “Chief Executive Officer” and “Chief Financial Officer”.

Thank you for your kind attention to the matter.  Should you have any questions, please contact me.

Sincerely,

/s/ C. Richard Ropka

C. Richard Ropka, Esq.